UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-16707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PSI 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2002, and Independent Auditors’ Report.

The financial statements required to be filed hereunder appear commencing at page 4 hereof.

(b)	Exhibits

23.1	Consent of Independent Public Accountants.

99.1	Certification Pursuant to 18 U.S.C. 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the PSI Plan Administrator administering the PSI 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PSI 401(k) PLAN

Dated: June 26, 2003	By:	/S/ JUDITH Y. VANCE

Judith Y. Vance
Executive Vice President, PSI Human Resources Chairperson of the PSI Plan Administrator

PSI 401(k) Plan

Statements of Net Assets Available for

Benefits as of December 31, 2002 and

2001, Statement of Changes in Net Assets

Available for Benefits for the Year Ended

December 31, 2002 and Supplemental

Schedule as of December 31, 2002

PSI 401(k) Plan

Report of Independent Auditors

To the Participants and the Retirement Committee

of the PSI 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the PSI 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated September 27, 2002, we were unable to, and did not, express an opinion on the statement of net assets available for benefits as of December 31, 2001 because, at the instruction of the plan administrator, we did not perform any auditing procedures with respect to the information summarized in Note 3 in those financial statements. The plan administrator has now instructed us to perform, and we did perform, an audit of the statement of net assets available for benefits as of December 31, 2001 in accordance with auditing standards generally accepted in the United States of America. Accordingly, we are now able to express an opinion on this financial statement.

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for benefits of the PSI 401(k) Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/    PRICEWATERHOUSECOOPERS, LLC

New York, NY

June 25, 2003

PSI 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Investments
At contract value
Prudential Guaranteed Interest Account	$142,616,551	$—

At fair value
Mutual Funds	398,150,283	672,372,526
Prudential Financial, Inc. Common Stock Fund	21,039,329	—
Loans to Participants	18,347,927	19,833,961

Total Investments	580,154,090	692,206,487

Employer Contribution Receivable	—	4,484,955

Total Assets	580,154,090	696,691,442

Net assets available for benefits	$580,154,090	$696,691,442

The accompanying notes are an integral part of these financial statements.

PSI 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002

Additions to net assets:
Investment income:
Dividends	$6,146,386
Interest on Loans	1,197,011
Net depreciation in fair value of investments	(125,696,003)

Total investment income	(118,352,606)

Contributions:
Participant	63,384,825
Employer	—

Total contributions	63,384,825

Total additions	(54,967,781)

Deductions from net assets:
Benefits paid to participants	(61,569,571)

Total deductions	(61,569,571)

Net (decrease)	(116,537,352)
Net assets available for benefits
Beginning of year	696,691,442

End of year	$580,154,090

The accompanying notes are an integral part of these financial statements.

PSI 401(k) Plan

Notes to the Financial Statements

1.	PLAN DESCRIPTION

The following description of the PSI 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

a.	General

The Plan, which was established January 1, 1985 and amended from time to time, is a defined contribution plan covering eligible employees of Prudential Securities Incorporated (the “Company” or “PSI”) and its affiliates. PSI is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (formerly, The Prudential Insurance Company of America). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.	Eligibility

An employee is eligible to participate in the Plan on the first day of the month after completing one month of service as a full-time or part-time employee who works at least 1,000 hours in a calendar year, provided the employee is at least 21 years old.

At the time of eligibility, employees will be automatically enrolled into the Plan with 3% of gross salary being deducted and deposited into the Prudential Guaranteed Interest Account, until the employee elects another investment option.

c.	Contributions

1.	Basic pre-tax contributions and company percentage match

Basic pre-tax contributions by participating employees are limited to the first 3% of pay (gross earnings) up to $75,000 for 2002 and 2001. Based upon firm wide financial performance, these contributions are matched by the Company at rates up to 75% based on the Company’s adjusted net income as defined in the Plan Document. Company percentage-matching contributions (including participant forfeitures—see Note 1e) was $0 for the plan year ending December 31, 2002. The Company contributions are paid during the first quarter following the end of the plan year, and are invested consistent with participant elections in effect on the date of the employer’s contribution.

2.	Fixed-dollar matching contribution

The Company makes an additional matching contribution for the participants who earn $50,000 or less and are employed by the Company on December 31st of the year for which the contribution is being made. The contribution varies based on the Company’s profits and the employee’s length of service and is in addition to the regular Company matching contribution. The total fixed-dollar contribution for the year ended December 31, 2002 was $0.

3.	Additional pre-tax contribution

All participants may contribute an additional 1% to 22% of their pre-tax earnings to the Plan, regardless of their pay. These additional contributions are not matched by the Company.

Total employee pre-tax contributions are subject to IRS limits of $11,000 for 2002 and $10,500 for 2001.

PSI 401(k) Plan

Notes to the Financial Statements

4.	Investment Options

Employee contributions may be allocated in 1% multiples, to any combination of selected investment funds offered by PSI. Subject to the provisions of the Prudential Financial, Inc. Personal Securities Trading Policy.

Alliance Growth Fund—The Fund invests primarily in large- and mid-cap companies. The Fund also may invest up to 25% of its total assets in lower rated fixed-income securities and convertible bonds and up to 20% of its total assets in foreign securities.

Alliance Growth & Income Fund—The Fund invests primarily in dividend-paying common stocks of large, well-established, “blue-chip” companies. The Fund also may invest in fixed-income and convertible securities and in issues of foreign companies.

Alliance Premier Growth Fund—The Fund’s investment objective is long-term growth of capital by investing predominantly in equity securities of a limited number of large U.S. companies.

Alliance Technology Fund—The Fund invests primarily in securities of companies that use technology extensively in the development of new or improved products or processes. The Fund’s policy is to invest in any company and industry and in any type of security with potential for capital appreciation. The Fund invests in well-known, established companies or in new or unseasoned companies. The Fund may invest up to 25% of its total assets in foreign securities.

American Balanced Fund—The Fund takes a balanced approach and is managed as if it constituted the complete investment program of the prudent investor. The Fund invests primarily in common stocks and preferred stocks, bonds, convertibles and cash. The Fund may invest up to 10% of assets in securities of issuers domiciled outside the United States and not included in the S&P 500.

American Century Emerging Markets Fund—The Fund seeks capital growth by investing in equity securities of issuers in emerging markets.

American Century Equity Growth Fund—The Fund seeks capital growth by investing in common stocks. Income is a secondary objective of the Fund.

American Century International Growth Fund—The Fund invests in equity securities of issuers in developed foreign countries.

American Century Small Cap Value Fund—Under normal market conditions, the Fund will invest at least 65% of its assets in U.S. equity securities of smaller companies as measured by their market capitalization.

Ariel Appreciation Fund—The Fund invests in companies with markets capitalization primarily between $1 billion and $10 billion, with emphasis on mid-cap stocks. It identifies the common stock of undervalued companies with long-term growth potential. A stock will be held until it reaches its true value – usually three to five years.

Credit Suisse Capital Appreciation Fund—The Fund invests primarily in a broadly diversified portfolio of stocks and other equity securities of U.S. companies. The Fund invests at least 80% of total assets in a broadly diversified portfolio of growth stocks. Also, the Fund may invest up to 20% of total assets in foreign securities.

Credit Suisse Global Technology Fund (formerly, Credit Suisse Telecommunication Fund)—Under normal market conditions, the Fund invests at least 25% of total assets in equity securities of telecommunications companies, and at least 65% of assets in equity securities of

PSI 401(k) Plan

Notes to the Financial Statements

technology companies (including the telecommunication companies). The fund will invest in at least three countries, including the US, and may invest in companies of all sizes.

Credit Suisse Small Cap Company Growth Fund—The Fund invests in equity securities of small U.S. growth companies. The Fund may also invest in emerging growth companies. Under normal market conditions, the Fund invests at least 65% of total assets in equity securities of small U.S. companies. Once this minimum policy is met, the Fund may invest in companies of any size.

Eaton Vance Special Equities Fund—The Fund invest primarily in common stocks of emerging growth companies. The Fund may also invest up to 25% of its total assets in foreign securities.

Fidelity Advisor Mid Cap Fund—Normally invests at least 80% of assets in common stocks of companies with medium market capitalization (those with market capitalization similar to companies in the Russell MidCap Index or the S&P MidCap 400). Potentially investing in companies with smaller or larger markets capitalization. Invests in domestic and foreign issuers. Invests in either ‘growth’ stocks or ‘value’ stocks or both.

Janus Balanced Fund—The Fund invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Fund will normally invest at least 25% of its assets in fixed-income senior securities. The Fund may invest without limit in foreign equity and debt securities and less than 35% of its net assets in high-yield/high-risk bonds.

Janus Enterprise Fund—The Fund invests primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies. The Fund may invest without limit in foreign equity and debt securities and less than 35% of its net assets in high-yield/high-risk bonds.

Janus Flexible Income Fund—The Fund invests primarily in a wide variety of income-producing securities such as corporate bonds and notes, government securities and preferred stock. As a fundamental policy, the Fund will invest at least 80% of its assets in income-producing securities. The Fund may own an unlimited amount of high-yield/high-risk bonds.

Janus Growth and Income Fund—The Fund emphasizes investments in common stocks. Normally, it will invest up to 75% of its assets in equity securities selected primarily for their growth potential, and at least 25% of its assets in securities selected for their income potential.

Janus Mercury Fund—The Fund invests primarily in common stocks selected for their growth potential. The Fund may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Janus Worldwide Fund—The Fund invests primarily in common stocks of companies of any size throughout the world. The Fund normally invests in issuers from at least five different countries, including the U.S. The Fund may at times invest in fewer than five countries or even a single country.

MFS New Discovery Fund—The Fund invests, under normal market conditions, at least 65% of its total assets in equity securities of emerging growth companies. While emerging growth companies may be of any size, the Fund will generally focus on small-cap emerging growth companies that are early in their life cycle.

Nicholas-Applegate Growth Equity Fund—Normally the Fund invests in a diversified portfolio of equity securities, primarily common stocks of U.S. companies.

PSI 401(k) Plan

Notes to the Financial Statements

Oakmark Select Fund—The Fund is non-diversified and invests primarily in common stocks of U.S. companies. The Fund could own as few as 12 securities, but generally will have 15 to 20 securities in its portfolio.

PIMCO Total Return Fund—Seeks maximum total return, consistent with preservations of capital and prudent investment management. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average portfolio duration of this Fund normally varies within a three to six year time frame based on PIMCO’s forecast for interest rates.

Prudential 20/20 Focus Fund—The Fund invests at least 80% of total assets in up to 40 equity-related U.S. securities that have strong capital appreciation potential. The Fund’s strategy is to combine the efforts of two portfolio managers, one with a “growth” style and the other with a “value” style. Each manager may select up to 20 securities to build the portfolio.

Prudential Active Balanced Fund—The Fund invests in equity, fixed-income and money market securities that are actively managed to capitalize on opportunities created by perceived mis-valuation. The Fund will invest 40-75% of its assets in equity-related securities and 25-60% of total assets in investment grade fixed income securities. Also, it may invest up to 20% of total assets in lower rated fixed-income securities.

Prudential Equity Fund—The Fund invests at least 80% of total assets in the common stock of major, established companies that they believe are in sound financial condition and have the potential for price appreciation greater than broadly-based stock indexes.

Prudential Financial, Inc. Common Stock Fund—The Prudential Financial, Inc. Common Stock Fund (“PFI Stock Fund”) primarily invests in Prudential Financial, Inc. common stock (for approximately 97% of the total value of the PFI Stock Fund) and money market shares or other liquid investments (for approximately 3% of the total value of the PFI Stock Fund).

Prudential Value Fund—The Fund invests primarily in common stocks and convertible securities. The Fund also invests in fixed-income obligations and money market instruments, and may use derivatives.

Prudential Financial Services Fund—The Fund invests at least 80% of its total assets in securities of companies in the financial services sector, such as banks, finance companies, insurance companies and securities/brokerage firms that are primarily engaged in providing financial services.

Prudential Guaranteed Interest Account—Provides stable, competitive interest rates based on current market conditions. As a stable value option, the GIA is well suited to individuals saving for retirement whose objectives include safety of principal.

Prudential Global Growth Fund—The Fund invests primarily in equity-related securities of medium-size and large U.S. and foreign (non-U.S. based) companies.

Prudential Health Sciences Fund—The Fund invests at least 80% of its total assets in securities of companies in the health sciences sector, such as pharmaceutical companies, biotechnology companies, medical device manufacturers, healthcare service providers and HMOs that derive a substantial portion of their sales from healthcare-related products or services.

PSI 401(k) Plan

Notes to the Financial Statements

Prudential High Yield Fund—The Fund invests in a diversified portfolio of high-yield fixed-income securities rated Ba or lower by Moody’s Investor Service, or BB or lower by Standard & Poor’s Rating Group and securities either rated by another major rating service or unrated securities of comparable “junk bond” quality.

Prudential International Value Fund—The Fund invests at least 65% of total assets in stocks of foreign companies in at least three different countries without limitation to the amount of assets that may be invested in any single country. Generally, the Fund does not invest in U.S. securities.

Prudential Jennison Equity Opportunity Fund—The Fund primarily invests in established U.S. companies, but has the ability to invest in foreign companies.

Prudential Jennison Growth Fund—The Fund invests at least 65% of total assets in equity securities (common stock, securities convertible into common stock and preferred stock) of established companies with above-average growth prospects.

Prudential MoneyMart Assets Fund—The Fund invests only in instruments with remaining maturities of thirteen months or less and which are denominated in U.S. dollars. The Fund may invest in long-term securities that are accompanied by demand features that will shorten the maturity of the securities to thirteen months or less.

Prudential Small Company Fund—The Fund invests primarily in a diversified portfolio of stocks in smaller, lesser-known U.S. companies (with total capitalization typically less than $1.5 billion). The Fund is diversified among many different industries and across a variety of small company stocks.

Prudential Stock Index Fund—The Fund’s focus is long-term capital growth and current income and seeks to provide investment results that correspond to the price and yield performance of the Standard & Poor’s Composite Stock Price Index (S&P 500 Index). The fund invests at least 80% of its total assets in securities included in the S&P 500 Index in the same proportions as those of the index.

Prudential Total Return Bond Fund—The Fund allocates assets primarily among investment grade debt securities. The Fund may invest up to 50% of its total assets in non-investment grade securities having a rating of not lower than CCC. Also, the Fund may invest up to 20% of its total assets in foreign securities and may hedge at least 75% of its exposure to foreign currency to reduce exchange rate risks.

Prudential Utility Fund—The Fund primarily invests in equity-related and investment grade debt securities of utility companies. The fund may invest more than 5% in any one issuer.

Prudential U.S. Emerging Growth Fund—The Fund invests at least 80% of the Fund’s total assets in equity securities of small and medium-sized U.S. companies with the potential for above-average growth. The Fund may frequently trade its portfolio securities.

Strong Government Securities Fund—The Fund invests, under normal circumstances, at least 80% of its net assets in higher-quality bonds issued by the U.S. government or its agencies. The Fund’s dollar-weighted average effective maturity will normally be between five and ten years. To a limited extent, the Fund may also invest in dollar-denominated foreign securities.

Scudder 21st Century Growth Fund—The Fund typically invests at least 80% of total assets in common stocks of companies that are similar in size to those in the Russell 2000 Index. These companies must have low debt, management teams that hold a significant stake in the company, and potential annual earnings growth of at least 15%.

Target Small Cap Value Fund—The Fund invests in stocks of smaller companies with a market capitalization of under $1.5 billion.

PSI 401(k) Plan

Notes to the Financial Statements

Washington Mutual Investors Fund—The Fund invests primarily in common stocks of larger, more established companies that meet the listing requirements of the New York Stock Exchange and have a strong record of earnings and dividends. The Fund invests in stocks that meet strict standards that evolved from requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds. May not invest in companies that derive their primary revenues from alcohol or tobacco.

Effective January 1, 2002, an additional investment option was added. Employees may elect to contribute to the Prudential Financial, Inc. Common Stock fund. Effective October 1, 2002, seven mutual funds were added as investment options. The additional funds available are the American Balanced Fund Class A, Ariel Appreciation Fund, Fidelity Advisor Mid Cap Fund Class T, PIMCO Total Return Fund Class A, Strong Government Securities Fund Investor Class, Washington Mutual Investors Fund Class A, and the Prudential Guaranteed Interest Account. In addition, effective October 1, 2002, the following funds were no longer offered as investment options: Alliance Growth Fund, Janus Enterprise Fund, Nicolas-Applegate Growth Equity Fund, Eaton Vance Special Equities Fund, Scudder 21st Century Growth Fund, Prudential MoneyMart Assets Fund, Janus Flexible Income Fund, and the Prudential Active Balanced Fund. As of February 2003, The American Century Emerging Markets Fund was removed as an investment option in the plan, and it was not replaced by an additional investment option.

d.	Participant accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s matching contribution. Investment performance for participants is based on the actual performance of the funds held in their respective accounts.

e.	Vesting

Participants are immediately vested in their contributions and the Company fixed-dollar matching contribution. Participants become 100% vested in the Company percentage-matching contributions after five years of service, at age 65, or as a result of death or disability. Vesting of the Company percentage-matching contributions occurs at the rate of 20% per year of service. As of January 1, 2003, new hires will be vested on a new schedule. It is a three-year vesting period over which no amount will be vested until the end of three years. At that time, the employee will be 100% vested.

The unvested benefits of a participant who has terminated employment are forfeited as of the termination date and may be applied to reduce the Company’s future contribution. For the year ended December 31, 2002, forfeitures amounted to $321,773.

f.	Benefit payments

Benefits from the Plan are paid in a lump sum following a participant’s normal retirement, disability retirement, termination of service or death. Participants who retire at age 55 or later may elect to receive their 401(k) benefit as a lifetime income by transferring some or all of their 401(k) Plan account balance to the PSI Cash Balance Pension Plan, a component of the Prudential Merged Retirement Plan.

g.	Other payments

Participants may withdraw post-tax contributions at any time. Vested pre-tax contributions can be withdrawn, without penalties, when reaching age 59 1/2 or upon experiencing a “qualified financial hardship” as defined by the IRS. Withdrawals may be subject to tax.

PSI 401(k) Plan

Notes to the Financial Statements

h.	Loans to Participants

Loans are made to plan participants from each of the investment funds based on their participation within each fund. The loans are subject to certain limitations as described in the Plan document. Applications for such loans must be approved by the PSI Benefits Department. The minimum and maximum term for a loan is six months and sixty months, respectively. Loans that are not repaid within the sixty-month maximum are treated as a distribution from the Plan. Terminated employees with an outstanding loan balance have up to 90 days to repay the loan or it will be treated as a distribution from the plan. On a semi-monthly basis, loan principal repayments and accrued interest paid on the loan are received and transferred to the fund elected by the participant. Loans are charged interest at the prevailing prime rate of interest on the day the loan application is received by the Benefits Department. Included in the 2002 Benefits paid to participants on the statement of changes in net assets available for benefits are defaulted loans of $2,163,803.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

b.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

c.	Investment Valuation and Income Recognition

The investments are carried at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are recorded at face value plus accrued interest, which approximates fair value.

Purchases and sales are recorded on trade date at purchase cost and/or sales proceeds. Dividend income is recorded on the ex-dividend date. Interest income is recognized on the accrual basis.

d.	Payment of Benefits

Benefits are recorded at the time of payment.

3.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2002, the Plan entered into an investment contract with The Prudential Insurance Company of America (the “Issuer”). The Prudential Guaranteed Interest Account is included in the financial statements at contract value (which represents contributions made under the contract, less participant withdrawals), because it is fully benefit responsive. The contract value approximates fair value. For 2002 the crediting interest rate on the contributions was 3.90%. The crediting interest rate is reset quarterly based on an agreed upon formula with the Issuer and cannot be less than 3%.

PSI 401(k) Plan

Notes to the Financial Statements

4.	INVESTMENTS

The Plan’s investments are held in a bank-administered trust fund. Investments that represent five percent or more of the Plan’s net assets are separately identified. This information was prepared by Prudential Bank and Trust Company (the “Trustee”) and furnished to the Company. The Company has obtained certifications from the Trustee that such information is complete and accurate in accordance with section 29 CFR 2520.103-5 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

	DECEMBER 31,
	2002		2001
Prudential MoneyMart Asset Fund	$—		$127,435,427	*
Prudential Small Company Value Fund	30,286,170	*	46,876,411	*
Prudential Equity Fund	42,155,515	*	64,782,145	*
Prudential High Yield Fund	18,718,724		15,696,753
Prudential Global Growth Fund	15,959,886		24,518,466
Prudential Utility Fund	19,587,334		30,103,845
Prudential Value Fund	11,783,063		16,898,376
Prudential Jennison Growth Fund	61,452,584	*	109,111,446	*
Prudential Stock Index Fund I	29,793,134	*	40,795,472	*
Prudential International Value Fund	12,313,470		15,665,338
Prudential 20/20 Focus	16,000,534		25,583,312
Prudential Active Balanced Fund	—		4,591,241
Prudential US Emerging Growth	5,175,142		7,410,218
Prudential Financial Services Fund	2,525,940		3,791,459
Prudential Health Sciences Fund	5,684,367		8,858,915
Prudential Jennison Equity Opportunity Fund	12,308,070		15,993,371
Prudential Total Return Bond Fund	16,041,895		14,832,152
Nicholas-Applegate Growth Equity Fund	—		3,270,053
Alliance Growth Fund	—		1,389,301
Alliance Premier Growth Fund	3,459,006		4,079,997
Alliance Technology Fund	6,038,214		11,325,015
Alliance Growth & Income Fund	6,894,068		8,255,274
American Balanced Fund	4,506,185		—
American Century Emerging Markets	1,326,540		630,409
American Century Equity Growth	2,505,493		2,637,428
American Century International Growth	2,609,375		2,519,562
American Century Small Cap Value	8,592,392		7,556,010
Ariel Appreciation Fund	1,026,249		—
Eaton Vance Special Equity	—		946,050
Janus Balanced	2,726,240		2,109,942
Janus Enterprise	—		3,890,910
Janus Flexible Income	—		1,987,060
Janus Growth and Income	4,629,823		4,570,353
Janus Mercury	3,643,318		6,125,399
Janus Worldwide	4,607,440		6,899,512
Fidelity Advisor Mid Cap	4,770,810		—
MFS New Discovery	3,601,739		3,744,362
Oakmark Select	18,920,301		15,403,199
PIMCO Total Return Fund	5,963,100		—
Scudder 21st Century Growth	—		1,148,536
Strong Government Securities	1,432,798		—

PSI 401(k) Plan

Notes to the Financial Statements

Target Small Cap Fund	3,693,232		2,226,055
Washington Mutual Investors	1,956,861		—
Credit Suisse Capital Appreciation	1,869,928		3,766,600
Credit Suisse Global Technology	1,393,475		2,622,236
Credit Suisse Small Company Growth	2,197,868		2,324,916

Total Mutual Funds	$398,150,283		$672,372,526

Prudential Financial, Inc. Common Stock Fund	21,039,329		—

Prudential Guaranteed Interest Account	142,616,551	*	—

Loans to Participants	18,347,927		19,833,961

Total Investments	$580,154,090		$692,206,487

*	Represents five percent or more of the Plan’s net assets.

The net depreciation in fair value of investments, interest and dividend income presented in the statement of changes in net assets available for benefits were also certified by the Trustee for the year ended December 31, 2002. The Company has obtained certification from the Trustee that such information is complete and accurate in accordance with Section 2520.103-5 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

In 2002, the Plan’s investments (including gains and losses on investments bought and sold during the year) depreciated in value by ($125,696,003). Included in the 2002 net depreciation in fair value of investments are realized losses of ($234,447) and unrealized gains of $194,651 on the Prudential Financial, Inc. Common Stock Fund.

5.	RELATED PARTIES

Affiliates receive fees from the Funds for investment management and other services rendered to the Funds. PSI does not receive any commissions on the purchase and sale of securities for the Plan. PSI, Prudential Investment Fund Management LLC, the investment advisor, Prudential Retirement Services LLC, the recordkeeper, Prudential Mutual Fund Services LLC, the transfer agent, and Prudential Bank and Trust Company, the Trustee, Prudential Trust Company, the trustee of the Prudential Financial, Inc. Common Stock Fund, are indirect, wholly-owned subsidiaries of Prudential Financial, Inc. The Trustee’s fee and all other administrative expenses of the Plan are paid by the Company.

6.	TAX STATUS

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the “IRC”) and is intended to be exempt from taxation under section 501(a) of the IRC. The Plan received a favorable IRS determination letter dated January 22, 1996. The Plan has subsequently been restated and on March 18, 2002, the amended and restated plan was submitted to the Internal Revenue Service for determination regarding its tax-qualification. The Plan is awaiting a response from the Internal Revenue Service. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

PSI 401(k) Plan

Notes to the Financial Statements

7.	SUBSEQUENT EVENT – PLAN SPONSOR BUSINESS COMBINATION

Pursuant to an agreement dated February 19, 2003, Prudential Securities Incorporated (the Plan Sponsor) and Wachovia Corporation will be combining their brokerage businesses in a transaction to be consummated on or about July 1, 2003. According to that agreement the Plan assets existing at that time together with the employees will be assigned during a benefit transition period to Wachovia Corporation or its affiliates. Wachovia Corporation will become the new Plan Sponsor.

During the month of June 2003 approximately 1,200 employees of the Company became eligible participants of the Prudential Financial Employee Savings Plan (“PESP”) and their PSI 401(k) Plan assets were transferred to PESP.

Wachovia Corporation may terminate the plan at any time. Upon the termination of the Plan, or the complete discontinuance of the contributions to the Plan, the interest of all members in the Plan shall become fully vested. The Trustee shall continue to hold, invest and administer the Plan in accordance with the provisions of the Trust Agreement and shall make distributions in accordance with the provisions of the Plan, as then in effect, pursuant to instructions filed with the Trustee by the Retirement Committee (“Plan Administrator”) upon such termination or from time to time thereafter.

PSI 401(k) Plan

Schedule H Line 4I- Schedule of Assets Held at Year End**

December 31, 2002

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interst, collateral, par or maturity value	Current Value
*	Prudential Equity Fund Class Z	3,892,476.00 shares	$42,155,515
*	Prudential Value Fund Class Z	951,014.00 shares	11,783,063
*	Prudential Global Growth	1,567,768.76 shares	15,959,886
*	Prudential Small Company Value Fund Clas Z	2,470,323.85 shares	30,286,170
*	Prudential High Yield Fund Class Z	3,736,272.32 shares	18,718,724
*	Prudential Utility Fund Class Z	2,774,409.89 shares	19,587,334
*	Prudential Jennison Growth Fund Class Z	5,989,530.60 shares	61,452,584
*	Prudential Stock Index Fund	1,519,282.68 shares	29,793,134
*	Prudential Interntional Value Fund	800,791.82 shares	12,313,470
*	Prudential 20/20 Focus Fund Class Z	1,904,825.52 shares	16,000,534
*	Prudential US Emerging Growth Fund Z	507,366.88 shares	5,175,142
*	Prudential Financial Servies Fund Z Shares	260,406.16 shares	2,525,940
*	Prudential Health Science Fund Z Shares	542,401.45 shares	5,684,367
*	Prudential Jennison Equity Oppurtunity Fund Class Z	980,722.69 shares	12,308,070
*	Prudential Total Return Bond Fund Z	1,266,132.17 shares	16,041,895
*	Target Small Cap Fund Z	279,155.86 shares	3,693,232
	American Century International Growth A	408,992.88 shares	2,609,375
	American Century Emerging Markets A	380,097.38 shares	1,326,540
	Ariel Aprreciation Fund	31,042.01 shares	1,026,249
	Janus Balanced Fund	152,474.28 shares	2,726,240
	Janus Growth & Income	198,364.32 shares	4,629,823
	Janus Mercury Fund	246,837.28 shares	3,643,318
	Washington Mutual Investors	83,235.26 shares	1,956,861

PSI 401(k) Plan

Schedule H Line 4I- Schedule of Assets Held at Year End**

December 31, 2002

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interst, collateral, par or maturity value	Current Value
	Fidelity Advisor Mid Cap T	306,017.33 shares	4,770,810
	Janus Worldwide	143,399.93 shares	4,607,440
	American Balanced Fund	312,495.50 shares	4,506,185
	Alliance Technology	154,311.63 shares	6,038,214
	Alliance Premier Growth	246,017.46 shares	3,459,006
	American Century Equity Growth Fund	164,943.60 shares	2,505,493
	Pimco Total Return A	558,865.92 shares	5,963,100
	Oakmark Select Fund	794,303.15 shares	18,920,301
	Credit Suisse Global Technology	75,938.68 shares	1,393,475
	Credit Suisse Small Cap Growth	173,607.25 shares	2,197,868
	Credit Suisse Capital Appreciation	153,903.52 shares	1,869,928
	Strong Government Securities	128,617.46 shares	1,432,798
	American Century Small Cap Value	1,265,447.95 shares	8,592,392
	MFS New Discovery Fund	309,693.84 shares	3,601,739
	Alliance Growth and Income	2,641,405.33 shares	6,894,068

		Total Mutual Funds	398,150,283

	Prudential Financial Common Stock Fund	2,072,487.63 shares	21,039,329

*	Prudential Guarenteed Interest Account		142,616,551

*	Participants	Loans
		Interest rates of 6.25—9.95%;
		maturity from 2003—2007	18,347,927

		TOTAL INVESTMENTS	$580,154,090

*	Represents party-in-interest
**	Investment information used in this schedule was derived from data certified by Prudential Bank & Trust Company.